

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2011

Via U.S. Mail and Facsimile to (703) 547-5269

Mr. Steven P. Dussek
Chief Executive Officer
NII Holdings, Inc.
1875 Explorer Street
Suite 1000
Reston, Virginia 20190

> **Re: NII Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 0-32421**

Dear Mr. Dussek:

We have reviewed your filing and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form10-K

Financial Statements

1.Summary of Operations and Significant Accounting Policies

1. We note on page F-7 your statement that "[t]he correction of these errors was not material to our consolidated financial statements as of and for the three months ended March 31, June 30, and September 30, 2010 nor was it material to your consolidated financial statements as of and for the year ended December 31, 2009. Provide us your comprehensive materiality analysis that forms the basis for this conclusion.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director